QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO
(Amendment No. 2)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OPSWARE INC.
(Name of Subject Company (Issuer))

HEWLETT-PACKARD COMPANY
ORCA ACQUISITION CORPORATION
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

68383A 10 1
(CUSIP Number of Class of Securities)

Charles N. Charnas, Esq.
Vice President, Deputy General Counsel and Assistant Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304
(650) 857-1501
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Paul T. Porrini, Esq. David K. Ritenour, Esq. Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Christopher E. Austin, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,706,967,870.19	$52,404

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) the offer price of $14.25 per share multiplied by 105,811,082 shares of common stock, par value $0.001 per share, of Opsware Inc. outstanding as of July 16, 2007 and (ii)(a) 24,618,041 shares of common stock par value $0.001 per share, of Opsware Inc., which were subject to issuance pursuant to the exercise of outstanding options as of July 16, 2007, multiplied by (b) the amount equal to $14.25 minus $6.16 (the weighted average exercise price of such outstanding options as of July 16, 2007).
**
The filing fee, calculated in accordance with the Securities Exchange Act of 1934, equals $30.70 for each $1,000,000 of value.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$52,404	Filing Party:	Hewlett-Packard Company and Orca Acquisition Corporation
Form or Registration No.:	Schedule TO	Date Filed:	August 3, 2007
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 2 to Tender Offer Statement on Schedule TO (this "Amendment"), filed with the Securities and Exchange Commission (the "SEC") on August 17, 2007, amends and supplements the Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") filed with the SEC on August 3, 2007 and subsequently amended by (i) Orca Acquisition Corporation, a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Hewlett-Packard Company, a Delaware corporation ("Parent"), and (ii) Parent. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Opsware Inc., a Delaware corporation, at a purchase price of $14.25 per Share, net to the seller in cash without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 2007 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

        The information in the Offer to Purchase and in the related Letter of Transmittal is incorporated into this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

"(a)(5)(iii)	Opsware Inc. FAQs dated August 17, 2007 regarding the tender offer and merger process and the treatment of Opsware options and restricted stock and the Opsware Employee Stock Purchase Plan in the tender offer and merger."

i

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEWLETT-PACKARD COMPANY
By:	/s/ CHARLES N. CHARNAS
	Name:	Charles N. Charnas
	Title:	Vice President, Deputy General Counsel and Assistant Secretary
ORCA ACQUISITION CORPORATION
By:	/s/ CHARLES N. CHARNAS
	Name:	Charles N. Charnas
	Title:	President and Secretary

Dated: August 17, 2007

ii

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated August 3, 2007.*†
(a)(1)(ii)	Form of Letter of Transmittal.*†
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*†
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*†
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*†
(a)(1)(vii)	Form of Summary Advertisement as published on August 3, 2007 in The Wall Street Journal.†
(a)(5)(i)	Press release issued by Hewlett-Packard Company on July 23, 2007.(1)
(a)(5)(ii)	Opsware Employee FAQs dated August 10, 2007.†
(a)(5)(iii)
Opsware Inc. FAQs dated August 17, 2007 regarding the tender offer and merger process and the treatment of Opsware options and restricted stock and the Opsware Employee Stock Purchase Plan in the tender offer and merger.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of July 20, 2007, by and among Hewlett-Packard Company, Orca Acquisition Corporation and Opsware Inc.(2)
(d)(2)
Form of Tender and Stockholder Support Agreement entered into among Hewlett-Packard Company, Orca Acquisition Corporation and each of the directors and executive officers of Opsware Inc. and certain affiliated entities as of July 20, 2007.(3)
(d)(3)	Mutual Nondisclosure Agreement dated as of May 9, 2007 between Parent and the Company.†
(g)	Not applicable.
(h)	Not applicable.

*
Included in mailing to stockholders.

†
Previously filed.

(1)
Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Hewlett-Packard Company on July 23, 2007.

(2)
Incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Hewlett-Packard Company on July 23, 2007.

(3)
Incorporated by reference to Exhibit 2 to the Schedule 13D with respect to Opsware Inc.'s securities filed by Hewlett-Packard Company on July 30, 2007.

iii

QuickLinks

SIGNATURE
EXHIBIT INDEX